Mail Stop 4561   October 19, 2006

By U.S. Mail and facsimile to (212) 310-8007

Mr. Timothy J. Conway
President, Chief Executive Officer & Chairman
NewStar Financial, Inc.
500 Boylston Street – Suite 1600
Boston, Massachusetts 02116

> **Re: NewStar Financial, Inc.**
> **Registration Statement on Form S-1**
> **Filed on September 21, 2006**
> **File Number 333-137513**

Dear Mr. Conway:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   You should use no type size smaller than the one that predominates in the filing. For example, you use a smaller size type on page 62 regarding operations and on page 72 regarding summary executive compensation. Please revise in all areas where you use small type.

2.   We will process your amendments without the numbers for the price range, dilution, capitalization and elsewhere throughout the prospectus. Please understand that omitting such numbers affects disclosure matters throughout the document, which may cause us to raise issues on which we have not commented previously.

3.   Please revise your filing to present pro-forma information in accordance with Article 11 of Regulation S-X.

Prospectus Summary, page 1

4.   In the introductory paragraph you qualify the summary by reference to detailed information and financial statements. We believe that such a qualification is unnecessary because by its very nature a summary is not incomplete and does not contain all the information in the body of the text. Please consider deleting the qualification.

Competitive Strengths, page 2

5.   Reference is made to the penultimate bullet point, "Comprehensive portfolio monitoring process." Please advise us whether or not you have been rated by other services, and if you have, what those ratings were and what consideration was given to including them in this prospectus.

Summary Historical Consolidated Financial and Other Data, page 6

6.   We note that you present "operating expenses as a percentage of average total assets" as a performance ratio and also provide discussions within your MD&A on page 37 relating to this measure. Please tell us how this measure is useful in assessing the performance of your company and how you concluded this was not a Non-GAAP measure as defined by Item 10(e) of Regulation S-K. If you are able to substantiate the usefulness of this measure, please include additional textual or footnote disclosure in your next amendment. If you are unable to substantiate the usefulness of this measure, please revise your filing to remove this performance ratio and all related disclosures.

7.   Please revise your filing to clearly state whether the weighted average coupon rate disclosed on page 7 pertains to your debt, loan portfolio, or investment portfolio as it is not clearly evident from your filing.

Risk Factors – Our liquidity position could be adversely…, page 17

8.   We note the disclosure that securities issued by trusts that you have sponsored have been rated by NRSRO's. Please advise us your thinking for including this information in the prospectus, but not disclosing what those ratings were.

Management's Discussion and Analysis of Financial Condition and Results…, page 33

9.   We note that the presentation of financial results makes comparison of comparable periods difficult. For example, you compare the period from inception at June 18, 2004 to December 31, 2004 to the period of January 1, 2005 to December 31, 2005. Please revise to include language noting the difficulty of comparison among these periods at the outset of the sections on Selected Historical Consolidated Financial and Other Data and Management's Discussion and Analysis of Financial Condition and Results of Operations.

Our Lending Groups, page 55

10.   Please explain what constitutes "emerging assets classes," as used on page 57.

Committees, page 70

11.   Please revise to disclose the compensation committee's compensation policies applicable to your executive officers under Item 402(k) of Regulation S-K.

Equity Plan, page 76

12.   We note that you plan to adopt an equity plan prior to completing the offering. Please tell us what, if any, awards or grants may be made under this plan prior to the closing. To the extent material, disclose the pro forma effects of these incentives.

Principal Stockholders, page 77

13.   For all entities that are not public companies, please identify the natural persons who are the beneficial owners.

Certain Relationships and Related Parties, page 78
NewStar Credit Opportunities Fund, page 80

14.   We note your disclosures regarding your relationship with NewStar Credit Opportunities Fund (NCOF). Please tell us and revise your filing to disclose your direct ownership in this entity, if any. Additionally, please tell us how you considered the guidance prescribed by FIN 46R in determining whether to consolidate this entity based upon the following disclosures in your filing:

- you formed this entity in August 2005;
- you manage this entity pursuant to a management agreement for which you have received $293,000 and $16,000 in fees for the six months ended June 30, 2006 and the year ended December 31, 2005, respectively;

- you make representations to NCOF regarding loans or other debt products sold to them;
- NCOF has an advisory committee for which you are a representative; and
- investors are limited in their ability to withdraw capital prior to December 31, 2007.

Underwriting, page 93

15.   Please provide disclosure regarding NASD underwriter compensation approval pursuant to NASD Rule of Conduct 2710.

Where You Can Find More Information, page 97

16.   Please delete the fourth sentence of this paragraph. If you include a brief description in your prospectus, it must be complete.

Consolidated Statements of Operations, page F-4

17.   We note that you present "gain on derivatives" in your statement of operations. We also note inclusion of footnote 1 within your tabular presentation on page 37 that you have purchased interest-rate protection products for your fixed-rate loans and other debt products outstanding. Please tell us if these products represent hedges that you are accounting for pursuant to SFAS 133. If so, please revise your filing to present a derivatives footnote which complies with the disclosure requirements of paragraphs 44-45 of SFAS 133. Please also revise your MD&A and Critical Accounting Policies accordingly.

18.   Please tell us the authoritative guidance you relied upon for presenting basic and diluted preferred stock loss per share in your statement of operations. We note that you have not presented common stock loss per share in your filing because you disclose on page F-15 that they are deemed to be contingently issuable shares subject to performance conditions that are not yet satisfied.

Note 2. Summary of Significant Accounting Policies, page F-7
General

19.   We note you briefly refer to loans held for sale at the beginning of Note 3. Please revise your filing to include a complete accounting policy for loans held for sale.

Provision and Allowance for Credit Losses, page F-8

20.   We note your reference to transfers between the allowance for loan losses and the allowance for unfunded loan commitments here and on page 39. Please revise

your disclosures to more fully explain the specific facts and circumstances which can influence when and how often transfers take place. In your revision, please also address how the methodology you initially use to determine the allowance for unfunded loan commitments changes as underwriting is complete, loans are partially and/or fully funded and over time as loans become seasoned as it relates to both allowances referred to above.

Stock Based Compensation, page F-11

21.   We note your disclosures regarding the adoption of SFAS 123R in which you state that the prospective method of adoption does not permit SFAS 123R to be applied to the nonvested portion of awards outstanding at the date of initial application. Paragraph 83 of SFAS 123R only allows the prospective method for non-public entities who previously applied the minimum value method. You disclose on page 40 of your filing, however, that you applied the intrinsic method in accordance with APB 25. Please revise your filing to reflect the adoption of the modified prospective method as of January 1, 2006 or advise us as to why this is not necessary.

Note 11. Stockholders' Equity, page F-18

22.   Please revise your filing to disclose in further detail the liquidation preference and the specified adjustable conversion ratio that holders of Class A Preferred Stock are entitled to. Also, revise your filing to clearly disclose the specified future events that would trigger these shares to be either liquidated or converted into common stock.

23.   Please revise your filing and tell us how you have accounted for the 1,583,335 warrants issued in conjunction with subscription of 21,000,000 of your Class A Preferred Stock.

24.   We note your disclosure that you have recorded the issuance of your Class A Common Stock as a deposit classified in other liabilities based upon the potential for the these amounts to be returned to shareholders in the event of forfeiture. Please address the following:

- tell us how you determined these shares to be variable awards;
- tell us the authoritative support you relied upon to present these shares as a liability rather than equity including the relevant additional details below;
- describe your consideration of SFAS No. 150 including whether or not these issuances met the definition of mandatorily redeemable financial instrument and how your determination impacted your relevant accounting;

- describe the relevant accounting you applied to these issuances before and after modification of restricted stock awards you describe on page F-20 including the initial application of APB No. 25 and subsequent application of SFAS No. 123R (including paragraphs 19 and 44), as applicable;
- tell us the specific performance measures that are required to be met and how you determined these were not probable of occurring.

Note 17. Subsequent Events, page F-24

25.   Please revise your filing to disclose all capital transactions which have occurred subsequent to yearend. We note from your interim financial statements as of June 30, 2006 that you sold an additional 5.7 million shares of preferred stock, however, your subsequent events footnote only reflects 4.2 million shares.

Interim Financial Statements
Notes to Condensed Consolidated Financial Statements, page F-29
Note 1. Organization, page F-29

26.   Revise your filing to explain the business purpose of NewStar Financial California, LLC and NewStar Repo Funding, Inc.

Item 16. Exhibits and Financial Statement Schedules

27.   Please include all exhibits, including the legality opinion, in your next filing. They are subject to review and the staff will need time to examine them.

Item 17. Undertakings

28.   Please revise to provide all undertakings relevant to the offering, including Items 512 (f) and (h) of Regulation S-K.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John A. Spitz at (202) 551-3484 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst

cc: Alexander D. Lynch, Esq.
       Weil, Gotschal & Manges LLP
       767 Fifth Avenue
       New York, NY 10153